# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Destra Multi Alternative Fund, CIK 0001523289
CUSIP: 25065A502
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 443 N. Wilson Ave., Bozeman, Montana (MT), 59715
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-001130
Filed by CIK 0001504304

## Reporting persons
- Bulldog Investors, LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 280,192; sole dispositive power 0; shared dispositive power 280,192; aggregate amount beneficially owned 280,192 (3.13% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 322,457; sole dispositive power 0; shared dispositive power 322,457; aggregate amount beneficially owned 322,457 (3.6% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 280,192; sole dispositive power 0; shared dispositive power 280,192; aggregate amount beneficially owned 280,192 (3.13% of the class)

## Item 1. Issuer
Name of issuer: Destra Multi Alternative Fund
Address of issuer's principal executive offices: 443 N Wilson Ave., Bozeman, MT 59715

## Item 2. Person Filing
Name of person filing:
Bulldog Investors, LLP
Phillip Goldstein
Andrew Dakos
Address of principal business office or, if none, residence:
Bulldog Investors, LLP: 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663
Phillip Goldstein: 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663
Andrew Dakos: 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663
Citizenship:
Bulldog Investors LLP: Delaware
Phillip Goldstein: UNITED STATES
Andrew Dakos: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Bulldog Investors, LLP: 280,192 shares
Phillip Goldstein: 322,457 shares
Andrew Dakos: 280,192 shares
Percent of class:
Bulldog Investors, LLP: 3.13
Phillip Goldstein: 3.60
Andrew Dakos: 3.13
Sole power to vote or to direct the vote:
Bulldog Investors, LLP: 0 shares
Phillip Goldstein: 0 shares
Andrew Dakos: 0
Shared power to vote or to direct the vote:
Bulldog Investors, LLP: 280,192 shares
Phillip Goldstein: 322,457shares
Andrew Dakos: 280,192 shares
Sole power to dispose or to direct the disposition:
Bulldog Investors, LLP: 0 shares
Phillip Goldstein: 0 shares
Andrew Dakos: 0 shares
Shared power to dispose or to direct the disposition:
Bulldog Investors, LLP: 280,192 shares
Phillip Goldstein: 322,457 shares
Andrew Dakos:280,192 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of Bulldog Investors, LLP, and other accounts for which Messrs. Dakos and/or Goldstein are deemed to be the beneficial owners, are entitled to receive dividends and sales proceeds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bulldog Investors, LLP: /s/ Andrew Dakos, Andrew Dakos, Partner (10/13/2025)
- Phillip Goldstein: /s/ Phillip Goldstein, Phillip Goldstein (10/13/2025)
- Andrew Dakos: /s/ Andrew Dakos, Andrew Dakos (10/13/2025)